United States securities and exchange commission logo





                              March 15, 2022

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Suvretta Holdings Corp. I
       2850 W. Horizon Ridge Parkway, Suite 200
       Henderson, NV 89052

                                                        Re: Social Capital
Suvretta Holdings Corp. I
                                                            Registration
Statement on Form S-4
                                                            Filed February 14,
2022
                                                            File No. 333-262706

       Dear Mr. Palihapitiya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed February 14, 2022

       Cover Page

   1. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of
SCS   s public stockholders, the Sponsor, the PIPE Investors and
                                                        Akili   s stockholders.
   2. We note your disclosure on the prospectus cover page that SCS intends to apply for the listing its shares on
the Nasdaq Capital Market to be effective at the time of the Business
                                                        Combination, which is
also a closing condition of the Business Combination. Please disclose, where
appropriate, when you will file the initial listing application for the combined company and
whether Nasdaq   s determination will be known at the time that
                                                        stockholders are asked
to vote on the merger agreement.
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March2 15, 2022 Page 2
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FirstName LastName
Cautionary Statement Regarding Forward-Looking Statements, page viii

3. We note your statements on pages viii, x and 137 cautioning investors not to place undue reliance on prospective financial information included in the prospectus. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in the registration statement.
Questions and Answers for Shareholders of SCS, page xi

4. Please expand footnote 2 to the table presented on page xv to clarify that 2,060,000 of the
         56,137,514 shares expected to be issued to existing Akili common and preferred holders would be acquired in the PIPE Investment rather than as part of the consideration.
         Address this comment in similar disclosures provided throughout the Form S-4.
5. Please revise your disclosure, where applicable, to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Summary, page 1

6. Please balance your disclosure with equally prominent disclosure of the limitations of your platform and challenges you face in implementing your business strategy and gaining market acceptance. As examples only, discuss competition from biotechnology companies and companies developing non-regulated products, as referenced on page 41, and that
         EndeavorRx should be viewed a part of a therapeutic program that may supplement medication, clinician-directed therapy and/or educational programs, as referenced on page
         228.
7. We note your disclosure on page 2 and elsewhere in the prospectus that Akili was granted marketing authorization from the FDA in June 2020 pursuant to a de novo classification, in addition to receiving the CE Mark certification in EEA member countries. We also refer to your disclosure on pages 252 that each product candidate you seek to commercially distribute in the U.S. will require either a prior de novo classification grant,
         510(k) clearance or a PMA from the FDA. Please expand your disclosure in the Summary
         and throughout the prospectus to briefly discuss the FDA   s
classification of EndeavorRx
         as a medical device into one of three classes (Class I, Class II and Class III) depending on its level of risk.
Our Development Pipeline, page 3

8. Please revise your pipeline table here and on page 226 to include the name of your product candidates and/or programs. For example, we note your reference to the
         EndeavorRx program as AKL-T01 on page 231. We also refer to your reference on page
         245 to AKL-T02, which is not identified in your pipeline table or defined elsewhere in the prospectus. Please clarify and revise your disclosure accordingly. Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March3 15, 2022 Page 3
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FirstName LastName
9. Please tell us the basis for characterizing certain programs as in the "pivotal" development stage. Additionally, we refer to the last two rows in your pipeline table under the headings
            BBT    and    SNAV.    Given the status of development and limited
disclosure on page 226
         of such programs, it seems premature to highlight these programs prominently in your
         Summary pipeline table. If they are material, please expand your disclosure in this section and on page 226 to provide a more fulsome discussion of these programs. Alternatively, please remove any programs that are not currently material from your pipeline table. We also note that Shionogi is responsible for the clinical development and commercialization of EndeavorRx and AKL-T02 in Japan and Taiwan and as such you do not control the related commercial development. Please revise your presentation to reflect this arrangement in your pipeline table. Please also enlarge your pipeline table on pages 3, 226 and 243 to ensure all text is legible.
Interests of SCS's Directors and Executive Officers in the Business Combination, page 15

10.      Please revise to quantify the aggregate amount of out-of-pocket
expenses for which SCS   s
         officers and directors and their affiliates are entitled to be reimbursed, including any working capital loans.
11. We note your disclosure here and elsewhere throughout the prospectus that the Sponsor and each director and officer of SCS have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 28

12. Please revise the presentation of net loss attributable to common stockholders, basic and diluted under the maximum redemptions scenario to include parenthesis to provide a consistent presentation.
We face competition, and new products may emerge..., page 40

13. We note your disclosure relating to your competitors developing ADHD treatments, as well as non-regulated digital health products. Please disclose whether any of your biotechnology competitors are also pursuing digital and/or video games for ADHD treatment, and if so, where they are in the development process. Please also disclose if there are any non-regulated products that do not require prescriptions in the digital health space for the treatment of ADHD that offer digital and/or video games on app stores in the
         United States and/or in Europe.
Risks Related to the Business Combination and SCS, page 76

14. Please disclose the material risks, where appropriate, to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March4 15, 2022 Page 4
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         be subject to liability for any material misstatements or omissions in a registration statement.
15. We note that the audit opinion for SCS includes a paragraph related to substantial doubt about the ability of SCS to continue as a going concern. Please revise to provide prominent disclosure in the Summary and Risk Factors section.
Since the Sponsor and SCS's directors and executive officers have interests that are different..., page 77

16.      Please revise to highlight the risk that the Sponsor and SCS   s
directors and executive
         directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
The provisions of the Proposed Bylaws requiring exclusive forum in the Court of Chancery of the State of Delaware...., page 89

17. We note your disclosure that the Court of Chancery of the State of Delaware (or, in the
         event that such court does not have jurisdiction, the federal district court for the District of
         Delaware or other state courts of the State of Delaware) shall be the exclusive forum for certain claims, including any derivative action. Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. We note your disclosure that the federal district courts of the United States shall be the exclusive forum for claims arising under the Securities Act of 1933. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder.
Background to the Business Combination, page 123

18.      We note your disclosure on page 123 that SCS   s management team
entered into non-
         disclosure agreements with thirty one central nervous system-focused potential business combination targets, including Akili. Please expand your disclosure of the other potential business combination targets the SCS Board considered, including but not limited to
         whether the SCS   s management team delivered letters of intent to any
of the other targets,
         and discuss the Board   s analysis in reaching its conclusion not to
pursue such other
         potential business combination targets.
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March5 15, 2022 Page 5
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19. Please revise your disclosure in this section to describe how SCS Board arrived at a valuation of $800 million for Akili. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the SCS Board. For example, please advise if valuations of comparable public companies were considered by the SCS Board, and if so, please disclose the selection criteria for companies considered comparable. Additionally, we note your disclosure on page 130 that the SCS management proposed a downward revision to the valuation of
         Akili in the range of $600 to 700 million following an update regarding detailed diligence
         that had been conducted on Akili   s business over the prior two
months. Please expand
         your discussion of how the analysis and valuation of Akili evolved during the negotiations.
20. Please revise your disclosure to discuss who selected the PIPE Investors and what relationship the investors have with any of the transaction parties, if any.
SCS Board of Directors Reasons for the Business Combination, page 132

21. We note the disclosure on page 137 that Akili "previously" provided SCS with its internally prepared forecast of revenue potential in the United States. Please revise to
         explain whether the Board considered Akili   s prospective financial
information as part of
         its due diligence of Akili   s business and if so, how the Board used
any projections
         provided. Please also clarify when the projections were provided. Where to you discuss prospective financial information on page 137, revise to explain the specific assumptions used to generate the revenue forecast and risks related to such assumptions.
U.S. Federal Income Tax Considerations, page 176

22. Please revise to include a tax opinion covering the material tax consequences of the domestication and redemption. With reference to your disclosure on page 180 concerning your likely status as a PFIC, please revise so that the disclosure/opinion concerning the tax
         consequences of the domestication is not    subject to the PFIC rules
  which are discussed
         elsewhere in the prospectus. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and Summary
         sections accordingly. Please also revise to remove language stating
that    generally
         certain tax consequences will apply or assuming certain consequences. Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 187

23. For the Earnout Shares, we note your reference to employees holding options as Earnout
         Service Providers. Please clarify your disclosures as to whether the Earnout Service
         Providers also include employee shareholders. If not, please revise your disclosures here and within Note 6 to include your accounting for Earnout Shares allocated to employee stockholders. Also disclose the accounting for the Earnout Shares allocated to the warrantholders. Finally, clarify whether the Earnout Shares subject to forfeiture by the
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March6 15, 2022 Page 6
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FirstName LastName
         Earnout Service Providers are reallocated to the entire pool, the selling shareholders, or the optionholders.
24.      Please expand the PIPE Financing description to clarify that of the
16.2 million shares
         subscribed, 13.54 million shares have been subscribed to the Sponsor and related parties and 2.06 million shares have been subscribed by existing Akili stockholders, as related party transactions.
25. We note your disclosure that each share of Akili common stock and preferred stock will be converted into a right to receive shares of Akili, Inc. common stock. This statement appears inconsistent with the business combination description in the other sections of the
         Form S-4, which indicate that the Akili preferred stock will first convert into shares of
         Akili common stock. Please revise your disclosures to address this inconsistency. To the extent that any of the series of preferred stock shares do not convert into shares of common stock consistent with the disclosures on page F-78, disclose the impact of any changes to the conversion rates. Otherwise, please reconcile how you determined
         54,077,514 shares of Akili, Inc. common stock will be allocated to the current
         shareholders of Akili   s common and preferred stocks.
26. Please reconcile the number of unexercised vested stock options, unvested stock options and warrants with your disclosures on pages F-76 and F-78. Further, reconcile this disclosure with allocation of 5,922,486 shares of Akili, Inc. common stock for these instruments that represents a conversion rate of 1.16 and clarify if this conversion rate is consistent with the conversion rate for the outstanding Akili shares of common stock prior to conversion into Akili, Inc. shares of common stock. Finally, address the accounting impacts to the options (vested and unvested) and warrants with the change in the exercise price and either the modification of the terms to require net settlement or in the number of shares of Akili, Inc. common stock the options and warrants are exercisable into.
27. Please expand note (c) to clarify what the 1,668,735 of unissued options of Akili represents.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 190

28.      Please revise the pro forma total stockholders    equity (deficit)
under scenario 2 to reflect
         equity rather than a deficit.
5. Adjustments to Unaudited Pro Forma Condensed Statement of Operations for the Year Ended
December 31, 2020, page 197

29.      Please expand notes a and b to address the following:
             Clarify the accounting for the Earnout Shares issuable to clarify if the awards represent a modification to the options or a new award and provide us with the facts and circumstances along with specific references to the accounting literature that supports your intended accounting.
             Disclose the method used to estimate the total expense and the material assumptions
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March7 15, 2022 Page 7
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FirstName LastName
              and estimates used, including the estimated number of these shares and the facts and circumstances that lead management to conclude that the market conditions will be met within approximately 13 months.
6. Earnout Shares, page 197

30. We note from your disclosure on page 188 that you have preliminarily concluded that the
         Earnout Shares awarded to non-employee stockholders will be classified as liabilities.
         Please expand your disclosure to provide the terms of the award that have led you to preliminarily conclude that liability accounting has been triggered. Also disclose the facts and circumstances that could result in a change in accounting to equity classification.
31. Please disclose the number of Earnout Shares estimated to be awarded to non-employee shareholders that is the basis for estimating the liability amount. Also, disclose the expected volatility used in the Monte Carlo simulation valuation model.
Information about Akili, page 213

32. Please clarify the meaning of scientific or technical terms the first time they are used in this section in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by electroencephalographic, frontal theta activity, neurodiverse, neurotypical and amyloid positive or negative status.
ADHD market size, page 227

33. We note your disclosure on page 228 that your EndeavorRx should be considered as part of a therapeutic program that may also include clinician-directed therapy, medication and/or educational programs, rather than as a substitute for medications for ADHD. We also refer to your disclosure on pages 218 and 227 that $10 billion is spent with over 70 million prescriptions written every year for the treatment of ADHD in the United States,
         88% of which comprises of stimulants at a value of $8 billion. Please also describe the market for non-medication treatments and therapies for the treatment of ADHD.
Clinical evidence supporting EndeavorRx, page 228

34. We refer to your disclosure relating to your STARS-ADHD pivotal study. Please expand your disclosure of the scope and design of the trial, including the age range of the participants and the length of the study. You disclose on page 229 that the children using
         EndeavorRx showed statistically significant improvement across all measures, yet also note that there was no statistically significant separation on the mean magnitude of effect between EndeavorRx and the control. Please expand your disclosure to discuss the significance of your conclusion relating to the mean magnitude of effect. Please also enlarge the graphics on pages 229 and 230 through 236 to ensure all text is legible.
35. We refer to your disclosure that there were no serious adverse events observed in the
         STARS-ADHD Adjunctive clinical study and the most common treatment-related adverse
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March8 15, 2022 Page 8
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FirstName LastName
         event reported was frustration. Please revise to disclose the number of participants who experienced this treatment-related adverse event. With respect to your ADHD proof of concept study in pediatric ADHD, please clarify when the study was conducted and the primary endpoint and expand your discussion of the data from the study.
36. For each study discussed in this section starting on page 230, including but not limited to your studies relating to sensory processing disorder, electroencephalography, autism spectrum disorder, multiple sclerosis, acute cognitive function, and cancer-related cognatic dysfunction, please revise to clarify whether each study was powered for statistical significance, discuss the p-values and statistical significance, identify the primary and secondary endpoints, when each study was conducted and the length of each study, the age range of participants and whether any adverse events were observed, as applicable.
Cognitive Assessment, page 238

37. We refer to your disclosure on page 239 relating to the pilot study you conducted in collaboration with Pfizer to use your SSME therapeutic engine for assessment purposes.
         We also note the reference to Pfizer in the third to last row of your pipeline table. Please revise to clarify the terms of this collaboration and tell us why you believe it is appropriate to include Pfizer in the pipeline table. If you have entered into a collaboration agreement with Pfizer, please provide a brief description of the material terms of the agreement, where appropriate, and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Similarly, describe the terms of your collaboration with research teams at Weil Cornell Medicine, New York-
         Presbyterian Hospital and Vanderbilt University Medical Center, as referenced on page
         237, file any related agreements as exhibits and tell us why you believe it is appropriate to reference these institutions in your pipeline table. Refer to Item 601(b)(10) of Regulation
         S-K.
Intellectual Property, page 243

38. We note your disclosure on page 244 that you have additional utility patent applications pending worldwide in each patent family. Please expand your disclosure with respect to your pending patent applications in each patent family, including the number of patent applications, the products to which they relate, the applicable jurisdiction and anticipated expiration dates. Please also clarify, if true, that Akili owns the patent families in the third through eighth bullet points on page 244. With respect to your design patent families, please specify the products to which such patents relate, the applicable jurisdictions and patent expiration dates.
Agreements/Third Parties, page 245

39. Please expand your disclosure of your collaboration with Shionogi to specify the aggregate amounts received to date under the agreement. Please also disclose the royalty
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
March      NameSocial Capital Suvretta Holdings Corp. I
       15, 2022
March9 15, 2022 Page 9
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         term and the royalty rate or range that does not exceed ten percentage points per tier, as applicable.
40. We note your disclosure on page 48 of your reliance on a single third party digital pharmacy, Phil, for the fulfillment of prescriptions for EndeavorRx. Please advise if there is an agreement in place with Phil, and if so, please provide a brief description of the material terms of such arrangement and file such agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so.
         Refer to Item 601(b)(10) of Regulation S-K.
41. We refer to your disclosure on pages 246 and 247 relating to the UCSF NeuroRacer
         Agreement and the UCSF BBT Agreement. For each license agreement, please disclose when the last-to-expire patent is scheduled to expire and specify the aggregate amounts paid to date under each agreement. With respect to the TALi Agreement, please disclose the royalty term, aggregate amounts paid to date (including any upfront or execution fee)
         and expand your disclosure of the time period by which certain sales milestones must be met and the amount of fees to be paid to avoid termination of the agreement. Please also file the UCSF NeuroRacer Agreement, the UCSF BBT Agreement and the
TALi
         Agreement as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Akili's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 263

42. Please expand your analysis of research and development expenses to disclose the components of this expense for each period presented.
43. Please clarify in "Revenue" on pages 263 and 264 why a decrease in costs incurred affects the change in revenue for the period.
Summary of Critical Accounting Policies and Significant Judgements and
Estimates
Common Stock Valuations, page 272

44. We note your reference to the use of contemporaneous third-party valuations of your common stock. Please expand your disclosures to provide the specific valuation approaches and corresponding methods utilized by these third-parties, including the material estimates and assumptions used in each method.
Social Capital Suvretta Holdings Corp. I.
Notes to Condensed Financial Stated for Period ended September 30, 2021
Note 2. Restatement of Previously Issued Financial Statements, page F-23

45. Please amend your filing to include your audited balance sheet as of July 2, 2021 to incorporate the error corrections disclosed here or explain to us why such amendment is not required. Provide an updated opinion from auditor as part of that amendment.
 Chamath Palihapitiya
Social Capital Suvretta Holdings Corp. I
March 15, 2022
Page 10
Item 2. Management's Discussion and Analysis, page F-34

46. Please tell us why the disclosures on pages F-34 through F-37 are necessary given the updated disclosures provided on pages 208-212.
2. Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page F-47

47. Please provide your accounting policy for license and/or collaboration agreements, which has been included in the revenue line item. As part of this disclosure, ensure you address your accounting policy for milestone payments and royalties on sales.
9. Common Stock
Common Stock Warrants, page F-55

48. Please disclose the exercise price for the warrants granted and provide a summary of the significant unobservable inputs used in the Black-Scholes option valuation approach to estimate the fair value of the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameChamath Palihapitiya
                                                      Division of Corporation
Finance
Comapany NameSocial Capital Suvretta Holdings Corp. I
                                                      Office of Life Sciences
March 15, 2022 Page 10
cc:       Raaj Narayan, Esq.
FirstName LastName